PO Box 2 Washington, IA 52353 (319) 653-2890
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Pamela A. Long
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	Iowa Renewable Energy, LLC Responses to comments on Form 10-SB Filed January 29, 2007 File No. 000-52428
Dear Mr. Franker:
We are in receipt of your letter dated March 6, 2007 providing comments regarding Iowa Renewable Energy, LLC’s Form 10-SB filed January 29, 2007. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response.
Forward Looking Statements, page 3
1.	Please delete reference to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Please note that Section 21E is only applicable to statements made by issuers which, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Act.

RESPONSE: We have removed the reference to the safe harbor provisions of the Securities Exchange Act of 1934 in our Forward Looking Statements disclosure.
Business Development, page 4
2.	Please disclose in the first paragraph that you are a development stage company.

RESPONSE: We have amended our Registration Statement to disclose in the first paragraph that we are a development stage company. Please see “DESCRIPTION OF BUSINESS – Business Development.”

3.	We note disclosure that REG will take title to biodiesel you produce FOB the plant. Please briefly expand your disclosure to discuss when you will receive payment and how the payment will be calculated.

RESPONSE: We have amended our Registration Statement to disclose that REG will pay us for all of our biodiesel and glycerin that they sell and they will make these payments to us on a weekly basis. Please see “DESCRIPTION OF BUSINESS – Business Development.”
Business of the Issuer, page 5
Biodiesel Markets, page 6
4.	Please expand the discussion of how marketing efforts depend upon the price of petroleum-derived diesel and the availability of economic incentives to produce biodiesel to address the existing price and incentives and their anticipated effects for your business. As you are relying upon REG for distribution and marketing, please address the extent to which REG’s marketing efforts have been affected by the price of petroleum-derived diesel and various biodiesel production incentives, identifying the incentives (by type and amount) that have been particularly significant to its activities. We note your disclosure in this regard on page 26.

RESPONSE: We have amended our Registration Statement to disclose that biodiesel must be priced competitively with that of petroleum-based diesel in order to market the product as a viable alternative. In addition we have included a brief discussion of some governmental incentives that are available and how these incentives and the price of petroleum-based diesel will affect REG’s efforts. Please see “DESCRIPTION OF BUSINESS – Business of the Issuer—Principal Products and Their Markets—Biodiesel Markets.”
Wholesale Market/Biodiesel Marketers, page 7
5.	Please revise your discussion of the function of biodiesel markers to clarify whether the reference to “end users” refers to retailers or additional distributors, such as the transport truckers and jobbers mentioned in your discussion of retail arrangements.

RESPONSE: We have revised our Registration Statement to disclose typical customers of REG. REG does not have any retail distribution equipment and typically only sells to customers who have blending capabilities. REG does not sell to individuals. Typically REG sells to distributors and refineries but may also sell to corporate fleets or terminal facilities that do not need as large of quantities of biodiesel, but have their own blending capabilities. These distributors may include transport trucks and jobbers, if they have their own blending capabilities. We do not work with World Energy, the other biodiesel marketer we identified, and, therefore, do not have knowledge of their distribution process. Please see “DESCRIPTION OF BUSINESS – Business of Issuer—Principal Products and Their Markets – Wholesale Market / Biodiesel Marketers.”
Distribution of Principal Products, page 7
6.	Please revise your discussion of the function of biodiesel marketers to clarify whether the portion of REG’s fee allocable to marketing services includes transportation or other distribution expense.
RESPONSE: The sales and marketing services of REG include certain transportation services such as: arrangements for transportation, logistics, and scheduling of biodiesel shipments; where advantageous, arrange for leased tankers for rail shipments; analyze and audit bulk transportation providers; oversee reconciliation of shipments, invoicing and payments on a weekly basis; and provide invoicing and accounts receivable management for biodiesel shipments. We have amended our Registration Statement to specify these transportation related services that are included in REG’s marketing and sales services. Please see “DESCRIPTION OF BUSINESS – Business of Issuer – Distribution of Principal Products.”
Our Primary Competition, page 7
7.	We note your statement on page 8 that REG is “a direct competitor” as well as the disclosure on pages 8-9 of other biodiesel producers in Iowa. To provide investors with a clearer understanding of the markets in which you compete, please expand your discussion of these factors to address the geographic scope of the market for biodiesel. If the market for biodiesel is primarily local or regional (e.g., the State of Iowa), revise to disclose the factors influencing competition within this market. If the geographic market is considerably larger than the State of Iowa, please consider the materiality of your disclosure of the production facilities of these Iowa-based competitors.

RESPONSE: REG markets our biodiesel in a very broad market. REG has customers throughout the United States and our biodiesel may be sold to any of these customers. This is why we list all of the biodiesel plants throughout the United States. However, we are still in a unique and heightened competitive situation with biodiesel plants within the state of Iowa, especially with respect to procurement of raw materials and sales of biodiesel to local biodiesel customers. Local purchases of raw materials and local sales of biodiesel enable us to operate in a more cost-efficient manner due to decreased transportation costs. We have amended our Registration Statement to explain the factors which put us in direct competition with Iowa biodiesel producers. Please see “DESCRIPTION OF BUSINESS – Distribution of Principal Products – Our Primary Competition.”

8.	Please also revise to disclose whether your competitors also market their biodiesel through REG and state the competitive effects of third party marketing agreements on these competitors as well as whether they are similar to those you anticipate facing once you commence production.

RESPONSE: We do not have knowledge of all of REG’s clients and, therefore, do not know whether any of our competitors also market their biodiesel through REG. However, our agreement with REG does not prevent REG from marketing our competitors’ biodiesel, and we have amended our Registration Statement to disclose this information. In addition, we have amended to disclose that the risk of REG marketing for multiple biodiesel producers is that all of the biodiesel producers working with REG become dependent on REG and in the event REG overextends itself, all of our biodiesel may not be sold. Please see “DESCRIPTION OF BUSINESS – Distribution of Principal Products – Our Primary Competition.”

Commercial Biodiesel Production Plants (November 14, 2006), page 10
9.	We note your statement on page 13 that increased costs of production will negatively impact your ability to make a profit. Please revise to disclose how higher costs of production will affect your profitability. For example, if you cannot pass along feedstock price increases because the price of biodiesel is tied to the price of diesel derived from petroleum, so state and explain in greater depth than appears in your risk factor disclosure on pages 17 and 21.

RESPONSE: We amended our Registration Statement to explain that increased costs of production due to increased feedstock prices will negatively impact our ability to make a profit because we cannot pass along increased feedstock prices. The price of biodiesel is tied to the price of petroleum-based diesel. We also amended to disclose this information in appropriate risk factors. Please see “DESCPRIPTION OF BUSINESS – Commercial Production Plants” and “RISK FACTORS – Risks Related to Biodiesel Production and Risks Related to Biodiesel Industry.”
Supply and Availability of Raw Materials, page 13
10.	Please provide us with the basis for the factual statements appearing in this section and tell us whether these materials are publicly available without charge.

RESPONSE: All of the factual statements in the section “Sources and Availability of Raw Material – Supply” are publicly available without charge. They are available as follows:

The twenty year average soybean oil price of approximately $0.21 per pound is from a table produced by the Agricultural Marketing Service of the USDA and the Bureau of the Census. This chart is available at http://usda.mannlib.cornell.edu/ers/89002/table05.xls;

The current soybean oil price of approximately $0.29 cents per pound is from an Iowa Farm Outlook Article dated January 1, 2007 and available at http://www.econ.iastate.edu/outreach/agriculture/periodicals/ifo/documents/ifo010207.pdf; and

The fact that it takes 7.3 pounds of soybean oil to produce one pound of biodiesel is from a November 2001 article by the Equipment Manufacturers Institute, available at http://www.biodiesel.org/resources/reportsdatabase/reports/gen/20011101_gen-314.pdf.

11.	We note your disclosure of your competition with REG for feedstock procurement and biodiesel production and marketing on page 18. Please expand you disclosure under this heading to discuss how REG will allocate feedstocks purchased at different prices to your facility and the other facilities it manages, including its own. Similarly revise your distribution discussion on page 17 to disclose how sales prices are established under your marketing agreement with REG.
RESPONSE: Our agreement with REG does not address how it will allocate feedstock between our biodiesel production plant, its biodiesel production plant and other biodiesel production plants it manages. It provides that REG will provide all feedstock necessary for our plant at competitive prices and that REG will negotiate for discounts where obtainable on feedstocks (with all applicable price discounts, rebates or other incentives passed through to our company). We will still pay for our feedstock and may pay varying prices for it, depending upon the terms under which REG can obtain feedstock.

We are assuming the risk that if REG cannot procure adequate supplies of feedstock for our plant, its plant and the other plants it manages that it may allocate the feedstock in a way that will result in us having an inadequate supply of feedstock. We have amended our Registration Statement to disclose this information. Please see “DESCRIPTION OF BUSINESS – Sources and Availability of Raw Materials – Supply” and “RISK FACTORS—Risks Related to the Biodiesel Production.”
Employees, page 16
12.	Please revise to disclose whether you or REG will be responsible for the compensation received by the two plant employees hired by REG. Please also disclose that these employees will be the general and operations managers, as disclosed on page 17, and identify the functions these employees will perform.

RESPONSE: We have amended our Registration Statement to disclose that REG will compensate our general and operations managers and to discuss the functions of each position. Please see “DESCRIPTION OF BUSINESS – Employees.”
Risk Factors, page 16
Risks Related to Iowa Renewable Energy as a Development-Stage Company, page 16
We have no operating history...., page 16
13.	We note that in addition to designing and building your production facility, REG will be responsible for providing your management and operating services, acquiring feedstocks, administration, and sales and marketing activities. In light of REG’s extensive involvement with these activities, please revise this risk factor to discuss the specific functions on which your success is dependent upon you managing the start-up effectively.

RESPONSE: We have amended our Registration Statement to disclose that we will be responsible for hiring the labor employees for our company, handling accounting issues and setting prices for which REG is allowed to market our biodiesel. Please see “RISK FACTORS – Risks Related to Iowa Renewable Energy as a Development-State Company.”
Agreements that have not yet been finalized...,page 18

14.	Revise to specify which documents are not yet in final form and, to the extent disclosure throughout your registration statement is based on non-binding or otherwise incomplete agreements, revise to state that any such agreement or non-binding provision of such agreement is incomplete and subject to change.

RESPONSE: All of the agreements specifically discussed in our Registration Statement are binding and in final form. There are agreements that we anticipate entering into but have not yet done so. These anticipated agreements are referenced throughout our Registration Statement as anticipated agreements only and we have amended to list these agreements in the “Agreements that have not yet been finalized may never be finalized or may significantly change in ways that could reduce the value of our units” risk factor. Please see “RISK FACTORS – Risks Related to Iowa Renewable Energy as a Development-Stage Company.”
Our business is sensitive to feedstock prices..., page 21
15.	Please expand your disclosure to explain how feedstock price increases may reduce your ability to generate revenue.

RESPONSE: We have amended our Registration Statement to disclose in this risk factor that increased feedstock prices may reduce our ability to generate revenue because we cannot pass that price increase onto our customers. Please see “RISK FACTORS – Risks Related to Biodiesel Production.”
We may engage in hedging transactions..., page 21
16.	Please expand your discussion of the type of hedging services for which you intend to contract. Please address whether the third-party hedging service provider, REG, or your management will have authority over hedging decisions.

RESPONSE: We have not yet made any decisions in regard to the specific types of hedging services for which we intend to contract. We have disclosed that we intend to enter into an agreement with FC Stone to assist us in making these decisions. In addition, we have amended our Registration Statement to disclose that we have created a hedging committee made up of board members and will consult with REG regarding hedging decisions. Please see “RISK FACTORS – Risks Related to Biodiesel Production.”
Certain Relationships and Related Transactions, page 38
17.	It appears that REG is a promoter in light of its extensive involvement in all material aspects of your business and your reliance on its expertise in the construction and future operation of your production facility. Accordingly, you should revise to provide the disclosures required by Item 404(c) of Regulation S-B with respect to REG and any of your other promoters.

RESPONSE: REG is currently extensively involved in our business and we will continue to rely on REG in the construction and future operation of our production facility. Promoter is defined in Rule 405 of the Securities Act of 1933 as a person who is connected to the founding and organizing of a business or enterprise of an issuer. REG was not connected with our company at the time we were founded and organized. We were organized on April 14, 2005. We entered into a letter of intent with REG on September 21, 2005, five months after we were organized. We entered into a definitive design-build agreement with REG in May 2006, which was after we had organized and founded our business. Therefore, REG should not be considered a promoter of our company.
Changes in Accountants, p. 40
18.	Please revise this disclosure to specifically include all of the information required by Item 304 of Regulation S-B. For example, it is not clear whether the former accountant resigned or was dismissed. Further, the specific language in Item 304(a)(1)(iv)(A) of Regulation S-B should be included in the revised disclosure. Also, the letter from the former accountants in Exhibit 16.1 should be updated and signed using the name of the firm, not the name of the audit partner.

RESPONSE: We have amended our Registration Statement to disclose that Christianson was dismissed, as a result of a business decision to change to an independent registered public accounting firm that is an SEC registered firm capable of auditing for SEC reporting, and to include the specific language in Item 304(a)(1)(iv)(A) of Regulation S-B. Please see “CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.” In addition, we are including an updated Exhibit 16.1 that is signed in the name of our former accounting firm.
Financial Statements, p. F-1
19.	Please include updated financial statements in an amendment to the Form 10-SB. Pursuant to Item 310(g) of Regulation S-B, the registration statement must include financial statements for an interim period ending with in 135 days of the 3/30/07 effective date.

RESPONSE: We have amended our Registration Statement to include unaudited financial statements as of December 31, 2006. In addition, we have amended the narrative of our Form 10 to reflect the most current financial numbers.
Additional Updates and Changes by the Registrant
We have amended our Registration Statement to include updated industry information regarding current biodiesel plants and biodiesel plants currently under construction.

We have amended our Registration Statement to reflect our current construction progress.

We have amended our Registration Statement in the section “EXECUTIVE COMPENSATION” to include compensation tables for the units issued to The Biodiesel

Group members and the unit options issued to our directors. It is our position that these agreements were not executive compensation, however, it has come to our attention that similar agreements have been deemed by the SEC to be compensation. Therefore, we have included the compensation tables as required by Item 402 of Regulation S-B. The directors’ options, assuming arguendo that such options are compensation, are not transaction-based compensation, as such options did not vary based upon the size or success of the company’s offering registered in the state of Iowa. The options were only exercisable if we received complete debt financing for the project.

In addition, the units issued to The Biodiesel Group for its services under the consulting agreement are not transaction-based compensation, as such compensation did not vary based upon the size or success of our equity offering. The members of The Biodiesel Group would have retained their interest in these units even if our equity drive registered in the State of Iowa was not successful, we did not secure debt financing or commence construction of our plant. Our agreement with The Biodiesel Group did not provide for any additional compensation if our equity offering was successful and The Biodiesel Group would not have been subject to any reduction in compensation for services had our equity offering failed. The Biodiesel Group’s compensation related solely to its services under the consulting agreement. Our officers and directors, including the members of The Biodiesel Group, receive no compensation from Iowa Renewable Energy for their services as a director.
Other Non-Substantive Revisions
In addition to the above-described changes and updates, we have made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of our Registration Statement.
Sincerely,
/s/ Michael Bohannan
Michael Bohannan
Chairman